ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

February 26, 2021

VIA EDGAR AND SECURE FILE TRANSFER

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Michael Foland/Jan Woo—Legal Brittany Ebbertt/Kathleen Collins—Accounting

Re:	Hayward Holdings, Inc. Registration Statement on Form S-1 (the “Registration Statement”) Submitted on February 16, 2021 File No. 333-253184

Ladies and Gentleman:

On behalf of Hayward Holdings, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we submit via EDGAR for review by the Securities and Exchange Commission (the “SEC”) the following responses to the comments received from the staff of the SEC (the “Staff”) contained in the Staff’s letter dated February 24, 2021 (the “Comment Letter”). Accompanying this letter, the Company has provided certain supplemental information in accordance with Rule 418 in order to aid in the Staff’s review of the Company’s responses.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s responses are to the page numbers in the Registration Statement. All capitalized terms used herein that are not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

February 26, 2021

Prospectus Summary

Summary Consolidated Financial and Other Data, page 22

1.	Please tell us your consideration to provide pro forma per share information giving effect to the number of shares whose proceeds will be used to pay the Special Dividend to Class A common shareholders. Refer to SAB Topic 1.B.3. Also, as you are presenting pro forma EPS, which gives effect to the reclassification of both Class A and Class B shares to common stock, consider revising your reference to pro forma earnings per Class B common share.

Response to Comment 1:

The Company supplementally advises the Staff that the special distribution is not subject to the guidance in SAB Topic1.B.3, because the special distribution reduced the liquidation preference of the Class A stock, and is considered a return on the Class A stock, not a dividend. Accordingly, it is not appropriate to give effect to the increase in the number of shares which would be sufficient to replace the capital in excess of the earnings withdrawn in its pro forma per share data.

The Company notes the Staff’s comment with respect to the pro forma earnings per share data, and advises that it will revise the disclosure on page 23 of the Registration Statement. Please refer to the materials supplementally provided with this response for the proposed presentation to be included in an amendment to the Company’s registration statement that includes a price range for the Company’s initial public offering.

Notes to Consolidated Financial Statements

16. Stock-based Compensation, page F-30

2.	You state in response to comment 21 in your January 20, 2021 letter that once you have established an estimated price range per share for the offering, you will advise us whether the performance conditions for certain awards are likely to be satisfied following this offering. Please tell us whether the performance conditions for your Performance-Based options and restricted stock awards is deemed probable. If so, tell us the number of awards that you anticipate will vest and disclose the estimated compensation expense, both here and in the forepart of the filing, that will be recorded in connection with this offering. Also, tell us your consideration to include the impact from the vesting of these awards in both the numerator and denominator of your pro forma EPS calculations. Refer to Rule 11-01(a)(8) of Regulation S-X.

Response to Comment 2:

The Company supplementally advises the Staff that it does not deem it probable that the performance conditions will be met for its performance-based Class B options and restricted stock awards. This conclusion is based on the fact that the performance conditions are based a) upon the successful completion of the Company’s initial public offering and b) on the price performance of the Company’s common stock following the initial public offering. An initial public offering performance condition is not considered probable until the transaction is consummated. The Company further advises the Staff that, while the Company does not believe that these awards should be included in its pro forma EPS calculations, it does believe information about these awards is relevant to an investor’s understanding of the Company. Accordingly the Company anticipates including information in an amendment to the Company’s registration statement that includes a price range for the Company’s initial public offering regarding the near-term vesting events that will occur if the IPO is consummated and if the additional stock price performance condition is achieved.

Securities and Exchange Commission

Division of Corporation Finance

February 26, 2021

Similarly, the Company supplementally advises the Staff that it does not deem it probable that the performance condition will be met for its Class A restricted stock awards. This conclusion is based on the fact that the performance condition is based upon the successful completion of the Company’s initial public offering. However, the Company further advises the Staff that these awards will be included in its pro forma EPS calculations. Please refer to the materials supplementally provided with this response for the proposed presentation of this additional information.

21. Subsequent Events, page F-28

3.	We note from your response to comment 20 to your January 20, 2021 letter that you granted both time-based and performance-based options in fiscal 2021. Please revise to include a discussion of these grants as well as any other share-based compensation awards made since December 31, 2020. Include in your disclosures the expected impact such awards will have on stock-based compensation expense in future periods, if material. Refer to ASC 855-10-50-2b.

Response to Comment 3:

In response to the Staff’s comment, the Company will revise Note 21 of its financial statements to include a discussion of the option grants made in January 2021. In addition, the Company will revise page 85 of the Registration Statement to include a discussion of the anticipated magnitude of the compensation expense. Please refer to the materials supplementally provided with this response for the proposed presentation of this additional information.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7802 or Rachel Phillips of our offices at (212) 841-8857.

Very truly yours,

/s/ Craig E. Marcus

Craig E. Marcus

cc:      Eifion Jones (Hayward Holdings, Inc.)

3